NewsRelease

Energy East Remains Safest Way of Transporting Crude Oil to Market

TransCanada Listens, Removes Québec Port from Project Scope

CALGARY, Alberta – November 5, 2015 –TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced adjustments to the Energy East Pipeline Project after continuing to listen to local communities, key stakeholders and its customers. The company will be amending the Energy East application before the National Energy Board to remove a port in Québec from the scope of the project. TransCanada remains committed to ensuring a Canadian crude oil supply connection to the Suncor and Valero (Jean Gaulin) refineries in Québec, helping to minimize the pipeline’s impact on the environment while continuing to focus on pipeline safety and maximizing the project’s economic benefits for Canadians.

“Today’s announcement demonstrates our dedication to listening and delivering a vital infrastructure project that will provide significant economic benefits to all provinces along the pipeline’s route,” said Russ Girling, TransCanada’s president and chief executive officer. “We will do this while maintaining our commitment to environmental stewardship and the safe, responsible development of this pipeline. We have demonstrated for more than 60 years that TransCanada has the expertise and commitment to build safe and reliable pipelines to better serve Canadians.

“Pipelines remain the safest and least GHG-intensive way of transporting crude oil to market,” added Girling. “By approving and building the Energy East Pipeline we will create the capacity to displace the equivalent of 1,570 rail cars of crude oil per day to Eastern Canada.”

A recent study supports this point by concluding that Energy East would change the mode of transport of crude oil already produced from rail to pipeline (Navius Research, Report to the Ontario Energy Board, August 2015.)

Girling points out that once the crude oil makes its way to market, Energy East will directly connect with refineries in Québec and New Brunswick, allowing them access to a secure and less expensive Western Canadian crude oil supply.

Thousands of men and women will be employed in the design and construction of this important infrastructure project. According to a Conference Board of Canada study published late last year, the Energy East project is expected to support an average of 14,000 direct and indirect full-time jobs annually across Canada during development and construction and generate more than $7 billion in additional tax revenues for governments over the next 20 years, along with approximately $36 billion in GDP for Canada.

•	Over 4,000 jobs annually in both Québec and Ontario during development and construction, in addition to $2.6 billion in tax revenues for Ontario and $2 billion for Québec

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Close to 3,000 jobs on the Prairies and more than 2,300 jobs in New Brunswick that will be created each year during development and construction of the pipeline in addition to hundreds of millions of dollars in tax revenues for local communities for years to come

•	Other benefits outside of the Conference Board data include 250 jobs that were previously announced for GE Canada in Peterborough to build electric motors for the project

•	$30 million invested In Ontario to-date to support Energy East development

•	$100 million in signed contracts in Québec with more than 250 suppliers in the past three years

TransCanada will be sending the NEB amendments to the Energy East application, including the addition of today’s changes, in the fourth quarter of 2015. The change in project scope and further refinement of the project schedule is expected to result in an in-service date of 2020, subject to receiving the necessary regulatory approvals and permits.

The 1.1 million barrel per day (bbl/d) Energy East project is an important element of TransCanada’s $47 billion of commercially secured growth initiatives. Over the remainder of the decade, subject to required approvals, this industry-leading portfolio of contracted energy infrastructure projects is expected to generate significant growth in cash flow, earnings and dividends.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata/Tim Duboyce
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:

David Moneta/Lee Evans
403.920.7911 or 800.361.6522